EXHIBIT TO ITEM 77I
AdvisorShares Trust
Terms of New or Amended Securities


The officers of AdvisorShares Trust are authorized and directed to issue and sell shares of beneficial interest of the AdvisorShares New Tech and Media ETF to the public.
Each share shall have no par value and shares issued in connection with a dividend in shares or a split or reverse split of shares, shall be fully paid and nonassessable, as set forth in the AdvisorShares Agreement and Declaration of Trust dated July 30, 2007.

A description of the AdvisorShares New Tech and Media ETF is incorporated by reference to the Post-Effective
Amendment No. 115 to the Registration Statement as filed with the SEC via EDGAR on June 26, 2017 (Accession No.
0001615774-17-003336).